Alpha Gold Plans to Drill Molybdenum Zone West of the Canyon Creek Skarn; Assays Revealed 8.83 m (29.0 ft) of 0.26% Mo, including 1.12 m (3.7 ft) of 0.84% Mo

VANCOUVER, April 16 /CNW/ - Alpha Gold Corporation (TSX Venture: ALQ) today reported that the Company has plans to investigate an area which intercepted molybdenum in four widely spaced drill holes in 2001 just west of the Canyon Creek Skarn (CCS) on its 100%-owned Lustdust Property, central B.C. President George Whatley explained the new initiative, "When we found the molybdenum in the westernmost holes in 2000, we had been testing the western extent of our high grade gold-copper skarn. Since moly was yielding less than US$3.00 a pound in 2000, we did not place any importance on our moly discovery. Today, with molybdenum at over US$30.00, our viewpoint has decidedly changed."

The molybdenum mineralization was encountered in two areas : (i) west of the CCS hosted in quartz monzonite; and also (ii) intruding into the CCS. Assayed intersections included a highlight of 8.83 m (29.0 ft) of 0.26% Mo, including 1.12 m (3.7 ft) of 0.84% Mo. The 2001 exploration program was supervised by Dr. Peter Megaw of Imdex Inc., a Qualified Person. All the holes were drilled to a vertical depth of approximately 400 feet, mineralized over long intercepts and the overall grades varied from 0.02% to 0.8% Mo. Alpha Gold has also found molybdenum in many of the skarn assays.

The Company has contracted personnel and secured drilling equipment for the upcoming exploration program on the Valley Zone and surrounding territory (see press released dated February 8, 2007). Unprecedented precipitation from snowfalls this year delayed an earlier entry onto the Lustdust Property.

The anchor assets of Alpha Gold's Lustdust Property are the Canyon Creek Skarn and Skarn Extension zones, where the majority of their 300 diamond drill holes have been completed to date. This large, high grade, gold-copper-silver system has been outlined but remains open along strike to the north and down-dip.

About Alpha Gold Corporation

Alpha Gold is a mineral exploration company advantageously situated with nearby road and rail access in central British Columbia. Its 100%-owned Lustdust Property consists of 17 contiguous mineral claims covering 8,560 hectares and contains ten(10) known mineralized zones, including: the gold-copper-silver Canyon Creek Skarn(1) and Skarn Extension(2); Porphyry Molybdenum(3) zone; the Number 3(4), 4B(5), East(6) and GD(7) zones of base and precious metal rich sulphide manto; the Bralorne Takla Mercury Mine(8); and the southern part of the property includes the exploratory tunnels of the Takla Silver Mine(9) (BCMINFILE 093N009), a developed prospect that contains high grade gold-silver veins; Carlin-style mineralization in the Valley Zone(10). Alpha Gold Corporation has approximately 29 million shares issued and outstanding listed on the TSX Venture Exchange under the symbol "ALQ". Should you wish to receive Company news via email, please contact Julia Clark at julia(at)chfir.com and specify "Alpha Gold News" in the subject line. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

%SEDAR: 00005818E

/For further information: George Whatley, President, Alpha Gold Corp.,

(604) 939-4083, E: alpha-gold(at)shaw.ca, www.alphagold.bc.ca; Cathy Hume, CEO,

CHF Investor Relations, T: (416) 868-1079 x231, E: cathy(at)chfir.com/

(ALQ.)

CO: Alpha Gold Corp.

CNW 09:04e 16-APR-07